Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of HNR Acquisition Corp. on Amendment No. 1 to Form S-1 (File No. 333-275378) of our report dated March 31, 2023, except for Notes 1 and 9 to the financial statements, as to which the date is May 12, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of HNR Acquisition Corp. as of December 31, 2022 and 2021 and for the years ended 2022 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

January 8, 2024